FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated January 31, 2005 (“3 Hong Kong and Research In Motion Introduce The BlackBerry 7100g In Hong Kong")

News Release dated January 31, 2005 (“CSL Introduces The BlackBerry 7100g Business Phone In Hong Kong")

Page No 1 1

Document 1

January 31, 2005

FOR IMMEDIATE RELEASE

3 Hong Kong And Research In Motion Introduce The BlackBerry 7100g In Hong Kong

Hong Kong and Waterloo, Canada – 3 Hong Kong and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are pleased to announce the latest addition to 3 Hong Kong’s portfolio of BlackBerry® products with the introduction of the new BlackBerry 7100g™. The BlackBerry 7100g from 3 Hong Kong is expected to be available in mid-February.

The BlackBerry 7100g from 3 Hong Kong is an innovative business phone that delivers the power of BlackBerry® in a stylish ‘candy-bar’ mobile phone design.

The BlackBerry 7100g features the entire range of popular BlackBerry applications including mobile phone, email, text messaging, organizer and browsing capabilities. In addition to a large and bright, high-resolution color screen, the BlackBerry 7100g incorporates an integrated speakerphone that is ideal for conference calls, Bluetooth® support for wireless headsets and car-kits and a quad-band radio for international roaming*.  It also features 32MB flash memory, 4MB SRAM and polyphonic ring tone support.

The BlackBerry 7100g features RIM’s breakthrough SureType™ keyboard technology that converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design. The integrated keyboard and software system provides an instinctively familiar look and feel and allows users to dial phone numbers and type messages quickly, accurately and comfortably. Replacing the need for the traditional multi-tap phone approach, SureType fundamentally changes the way people think about typing on mobile phones.

Ms. Agnes Nardi, Managing Director of 3 Hong Kong said, “We were the first operator in Asia to bring the innovative BlackBerry products and services to our users. Since its launch, it has been very well received by our business users with its ‘push’ email technology and a host of useful features. The new BlackBerry 7100g is another innovative product by RIM. It delivers a fully integrated BlackBerry experience with the breakthrough SureType keyboard, which allows users to dial phone numbers and type messages quickly, accurately and comfortably. With a brighter color screen, attachment opening features, speakerphone, Bluetooth and quad-band support, we are confident that the new BlackBerry 7100g will become another popular product for both business and individual users.”

The BlackBerry 7100g weighs 120g and has a battery life (using the standard battery) of up to four hours talk time and up to eight days standby.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft® Exchange, IBM Lotus® Domino™ and many popular ISP email accounts) from a single device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange and IBM Lotus Domino and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The BlackBerry 7100g supports the full functionality of the recently introduced BlackBerry Enterprise Server v4.0.

— more —

Please visit www.three.com.hk for further information on the BlackBerry 7100g.

_________________

Note to Editors: Images of the BlackBerry 7100g are available at:

http://www.rim.com/news/kit/media/downloads/index.shtml

Media Contacts:
3 Hong Kong
Teresa Lok
Tel: 9673 2227
Fax: 2123 1257
Email: teresa.lok@hthk.com

RIM
Katie Lee
Research In Motion, Asia Pacific
Tel: 6277 6841
Email: kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*Check with 3 Hong Kong for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

Document 2

January 31, 2005

FOR IMMEDIATE RELEASE

CSL Introduces The BlackBerry 7100g Business Phone In Hong Kong

Innovative Device with Full BlackBerry Experience In A Stylish ‘Candy Bar’ Phone Design

Hong Kong and Waterloo, Canada — CSL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry 7100g™ business phone in Hong Kong with commercial availability expected in mid-February.

Developed and manufactured by RIM, the BlackBerry 7100g is a breakthrough mobile device that delivers the power of BlackBerry® in a stylish ‘candy bar’ mobile phone design. The BlackBerry 7100g has been developed for active mobile professionals who want to manage work responsibilities and keep in touch with family, friends and the latest news while on the go, using one integrated device.

The typing experience on the BlackBerry 7100g is exceptional thanks to a new keyboard technology from RIM called SureType™ that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a conventional mobile phone design. The keyboard works in conjunction with a sophisticated, real-time software system that incorporates a large word database, linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy.

With dedicated ‘Send’ and ‘End’ keys and a thumb operated track wheel for fast and convenient navigation, the BlackBerry 7100g with SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

In addition to top-of-the-line phone and messaging capabilities, the BlackBerry 7100g includes a large and bright, high-resolution color screen, a speakerphone, Bluetooth® support, quad-band radio for international roaming, 32MB of flash memory, 4MB of SRAM and polyphonic ring tone support.

Please visit www.hkcsl.com for further details on the BlackBerry 7100g.

Note to Editors: Images of the BlackBerry 7100g are available at:

http://www.rim.com/news/kit/media/downloads/index.shtml

About Hong Kong CSL Limited (CSL)

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM / WCDMA network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE and MMS, the Company launched 3G and Wi-Fi Service in December 2004.

CSL is 100% owned by Telstra. For more information about CSL, please visit www.hkcsl.com

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Vivian Shek
CSL
(852) 2883 5029
Vivian.YL.Shek@hkcsl.com.

Katie Lee
Research In Motion, Asia Pacific
(852) 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Check with CSL for GSM/GPRS roaming services

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 31, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller